UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: July 31, 2018

APPLIQATE INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	81-0953022
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

12646 South Fort St, Suite 240

Draper, UT 84020

(Address of Principal Executive Offices)

(801) 203-3978)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Appliqate Inc.as of July, 31 2018.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry.

Results of Operations of the Company Ending July 31, 2018

The company has implemented several marketing strategies into our products offered and has received interest from several international companies. The design and implementation of the marketing programs offered will set a distinct selling advantage in the digital marketing industry and allow us to expand our customer base and products that are offered.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through advertising and hiring key staff members that will assist us in forming strategic partnerships. At the period end the company had $423 cash on hand. Revenues of $32,599.98 were collected from sales. Sources of future liquidity will greatly depend on our ability to secure investment funding through the sale of securities. Recent events including our listing with OTC markets and obtaining a trading symbol should help with raising the necessary capital. If we are unable to raise capital through the sale of securities the company does have the ability to borrow money from traditional lending sources.

Item 2. Other Information

None

Item 3. Financial Statements

Appliqate Inc

Balance Sheet

As of July 31, 2018

(unaudited)

Total
ASSETS
Current Assets
Bank Accounts
APPLIQATE CHECKING (XXXXXX 2061)	423.19
Total Bank Accounts	$423.19
Total Current Assets	$423.19
Fixed Assets
Software	38,743.00
Total Fixed Assets	$38,743.00
TOTAL ASSETS	$39,166.19
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Other Current Liabilities
Other Current Liabilities	10,987.00
Total Other Current Liabilities	$10,987.00
Total Current Liabilities	$10,987.00
Long-Term Liabilities
Notes Payable	65,000.00
Total Long-Term Liabilities	$65,000.00
Total Liabilities	$75,987.00
Equity
Additional Paid-in Capital	222,605.00
Common Stock	61,370.00
Retained Earnings	-308,413.80
Net Income	1,204.45
Total Equity	$-23,234.35
TOTAL LIABILITIES AND EQUITY	$52,752.65

APPLIQATE INC PROFIT AND LOSS

July 31, 2018

(unaudited)

July 31, 2018
INCOME
Sales	32,599.98
Total Income	32,599.98
Cost of Goods Sold

Total Cost of Goods Sold
Gross Profit	32,599.98

Expenses

Consulting – Officer and BOD	27,700.00
Office Expenses	1,889.83
Travel	40.27
Merchant Service fees	1,765.43
Total Expenses	31,39553
Net Operating Income	1,204.46
Net Income	1,204.46

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 30, 2018.

APPLIQATE INC

By:	/s/ David Anderson
Name:	David Anderson
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on November 30, 2018.

/s/ David Anderson
Name: David Anderson
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jordan Hemming
Name: Jordan Hemming
Executive Vice President